
Jauntboards
A platform for independents
Dropbox
2022 Website Refresh

INVEST IN **JAUNTBOARDS**

A platform for the new majority workforce: independents

LEAD INVESTOR



Gary Nickrand

Hello Jauntboards Investor Community!

For this first round, I'm honored to invest in Jauntboards per the four Ts below:

Talent: Nicole, Fletcher, Sara, and the core Dev/Marketing Teams have the character, competency, commitment, and creativity to truly scale Jauntboards. Talent, especially the first 50 hires, are foundational to an org's success in its infancy.

Technology: JB isn't simply another SaaS platform, but an entirely new (and excitingly-disruptive) content format. Fletcher & his Dev Core Team have a robust MVP, a clear backlog, and the best-in-class processes to deliver a stellar product from Day 1. I'm looking forward to seeing JB evolve, grow, and integrate new functionality/with existing platforms (i.e., YouTube, TikTok, and Instagram) as the market directs & integrates data analytics, AI, etc. The JB Team has only touched the surface of JB value.

TAM: TAM is Total Addressable Market and JB's TAM, I truly believe, is global, and will continue to grow as more folks leverage the tools & technology underpinning the

continue to grow as more folks leverage the tools & technology underpinning the solopreneur economy, such as JB. I also see clear value with SMEs, larger orgs, organizational ecosystems, etc. as JB solves for a clear business need in orgs, regardless of shape or size.

Trust: Trust is foundational to any team's success and Nicole, Fletcher, & Sara lead with trust, have deep relationships, both professionally & personally, and lead with integrity w/all staff & stakeholders. Having known Nicole for 20+ years from our time at Miami U (OH), and seeing her develop & launch her first startup (Kofeyna Coffee in Oxford, OH, which still thrives to this day as the #1 coffee shop in town), I have deep trust in her ability to grow & scale businesses. The JB Team leads with integrity and exhibits a high-trust culture, absolutely critical for startup success.

These four Ts are core to any org, but especially for a a startup to execute well and Jauntboards exudes theses qualities in all and through all. As such, I thought $4k for 4Ts was fitting for this first community round. Excited to partner with you all on this adventure with Jauntboards. Buckle up, friends.

Cheers,
Gary

Invested $4,000 this round

jauntboards.com Nashville TN

Featured Investors



Gary Nickrand

Syndicate Lead

Life-long learner, leader, and academic turned strategy consultant. Informal startup doula, espresso...

Hello Jauntboards Investor Community!

For this first round, I'm honored to invest in Jauntboards per the four Ts below:

Talent: Nicole, Fletcher, Sara, and the core Dev/Marketing Teams have the character, competency, commitment, and creativity to truly scale Jauntboards. Talent, especially the first 50 hires, are foundational to an org's success in its infancy.

Technology: JB isn't simply another

Follow

Read More

Invested $4,000 this round

Highlights

1. By 2027, majority of the workforce is projected to be independent, full time or with a side hustle.
2. We've found a glaring gap in the gig economy and are positioned to go after at.
3. Jauntboards is led by second-time, ex-Techstar tech founders.
4. Founders are agency leaders who have directly worked with nearly 50% of Fortune 50 companies.
5. Pre-revenue startup, fully bootstrapped, just closed angel round prior to launching Wefunder.
6. Alpha tested with over 100 individuals and brands to inform core features and future roadmap.
7. Total addressable market is 1.5-2 trillion (1.5 freelance economy / .5 creator economy).
8. There's nothing like this in the market making this a true blue ocean opportunity.

Our Team

Nicole Ayres CEO

Made 500k her first year freelancing, then built and scaled a multi-million dollar agency. Nicole's built an independent collaborator network of over 150 freelancers and works with some of the biggest brands on the planet. She *is* our ideal customer.



Fletcher Groeneman CXO

Fletcher built several of the first apps to ever hit the app store, creating components we still use today. He's also built software/analytics platforms/dev portals for companies like Microsoft, Twitter, Twitch, Meta, Fiserv and Medtronic.



Sara Gooden Director of Operations

Sara has ops leadership experience in the tech, enterprise, and agency spaces. From overseeing multi-million dollar proposals and budgets for Lockheed Martin to creating systems for HR, Customer Service, and Program Management, Sara gets it done.

We're building the platform for the future of work.

"Independents" will be the new majority workforce by 2027.

Thanks to Covid, The Great Resignation, the recession, AI and a general desire

Thanks to Covid, The Great Resignation, the recession, AI, and a general desire to make more money and have more freedom, **over 50% of the workforce is projected to start side hustles and attempt to build independent businesses.**

We call these folks "independents." They are freelancers, creators, solopreneurs, and entrepreneurs who have decided to take a big bet on themselves.

The problem is, while the 9-5 helped us develop skills, it didn't teach us how to build successful, scalable, or sellable businesses.

As a result, millions of people look to the gig economy to "throw them a fish" instead of "learning how to fish." This keeps millions of people in survival mode having traded paycheck to paycheck for project to project.

*We're on a mission to help millions of people get out of survival mode and create coherence between *who they are* and *how they make their money*.*

What is a jauntboard?

In its simplest definition, a jauntboard is *your* process. For anything. Launching a podcast. Publishing a book. Selling a home. It's the thing you know how to do, and the way that you've chosen to make money.

We're living in a world where it's getting tricky to answer the simple question, "What do you do?" What do you say when you've got multiple revenue streams and wear many hats? **You send them a link to Jauntboards.**



How to homeschool your children

Empower yourself with the knowledge and tools to provide a quality education at home with our...

Learn more →



How to start a 401k

Learn the essential steps to kickstart your retirement savings with our comprehensive guide on 'How to Sta...

Learn more →



From 9-5 to freelancing

Transition from the traditional 9-5 grind to the freedom of freelancing with our comprehensive guide, 'Fro...

Learn more →



How to start a podcast

Embark on your podcasting journey and reach a global audience with our step-by-step guide, 'How to Start a...

Learn more →



How to build a website

Create your online presence from scratch with our comprehensive guide, 'How to Build a Website.

Learn more →



How to invest in crypto

Discover the fundamentals of investing in cryptocurrency with our expert advice in 'How to Invest in...

Learn more →






How to plan a wedding
Ensure your dream wedding becomes a reality with our detailed guide, 'How to Plan a Wedding.
Learn more →
How to plant a garden
Unlock the secrets to cultivating a vibrant garden oasis with our step-by-step guide, 'How to Plant a Garden.
Learn more →

As people explore you (or your independent business), they will come across the products and services that you offer. As they click into these offerings, they'll be able to explore your "jauntboards."


← Back
Brand Guidelines
Logos
Typography
Color
Imagery
Graphics
Jitterbit
Aa
Tone of voice
Brand Refresh
Branding by Jumpsuit
Our tried and true process for refreshing brands starts a deep understanding of you, your audience, and your competitors. We begin with story and make sure your designs bring that story to life.
Start a proposal
Start project
Discovery
Brand Refresh Introduction
Workback plan
Onboarding
Review Current Branding, Messaging, and Story
Research
Landscape Analysis
Stakeholder Interviews
Key Insights Development
Creative Brief
Story


Guided Conversation
Manifesto
Key Messaging Guide

Because you've democratized your process, Jauntboards allows your customers flexibility and choice in how they'd like to get the work done.

They can do it ($), You can do it together ($$), You can do it for them ($$$).

In other words, Jauntboards turns your process into a product, a service, and/or an opportunity for ongoing consulting.

Now, you can start getting paid for *what you know*, not just what you do.

But what if you don't know how to do something? Like setup your accounting, run paid ads, or legally hire other 1099s.

There will be a jauntboard for that.

Jauntboards will launch a marketplace, fully democratizing people and processes for just about any job to be done. This will empower *anyone* to do *anything* themselves – or quickly hire someone to get it done.

We're not just creating a SaaS platform.

We're creating an entirely new economy and new way

to collaborate.



Jauntboards
How to make more money as a freelancer
Watch later
Share
HOW TO MAKE
MORE MONEY
AS A FREELANCER
Jauntboards
Watch on YouTube

But we haven't even gotten to the true power of our platform yet.

Every successful independent will inevitably hit a moment where they must decide, "Am I going to start saying no to work – or am I going to scale?"

Scale, as you know, can't happen without a repeatable process. And, it usually can't happen without pulling in other people.

Because you've already documented your processes on Jauntboards, you can more easily scale.

Scalable companies are sellable companies.



Jauntboards
How to make money as a creator on Jauntboards
Watch later
Share


CREATORS
SHOULD BUILD THEIR
BUSINESSES HERE
Jauntboards
Watch on YouTube

Most freelancers and creators have zero clue on how to build a business that's worth something in the future.

Finally, a way to take a freaking vacation or have an actual path to retirement.


Jauntboards Tour
Watch later
Share
Jauntboards
By independents
for independence
Process Management
Website UX/UI
Discovery
Workback plan
Onboarding (RACI)
Brand guidelines
Assets inventory
Watch on YouTube

Okay, so why us? Why are we the best founding team to build this thing?

First, we *are* our customer. After successfully freelancing for years, both of Jauntboards co-founders became agency leaders in the branding, marketing, and tech space.

We intimately understand the freelance economy, creator economy, agency world, startup world, and enterprise world. Not only have we personally built brands and products for 50% of Fortune 50s, we've done it for ourselves.

We are second-time founders (ex-Techstars) and world class agency leaders. We are confident that we can build tech for the new way work will get done, and more importantly, surround it with a brand story and positioning that will get everyone talking. We've been doing this for the biggest brands in the world and now we get to do it for ourselves.


Leadership
Nicole Ayres
FOUNDER & CEO
Left the "big global agency" to go out on her own. Started as a freelancer with the goal of growing an independent agency. Her first year, Nicole did over $500k in revenue as a freelancer.
Today, her agency (Jumpsuit) has a network of 150+ independent collaborators working with brands like P&G, Target, Amazon, and some of the most interesting startups in the world.
She just wrapped her 4th year of business, doing over $4 million in revenue – with zero paid ads.
She understands this landscape intimately and is very empathetic toward the pain points of freelancers, agencies, and brands.
Nicole met Fletcher via a Techstars program in Boulder and has collaborated with him "independently, together" for years.
in


Leadership



Fletcher Groeneman

FOUNDER & CXO

Fletcher was an early-adopter of the freelance lifestyle, having successfully freelanced for nearly 20 years – living several of them traveling the US with his family in an RV.

Early in his career, Fletcher built several the first apps to ever hit the app store, creating several design components we still use today. He's created brain surgery software, developer portals, and analytics platforms for the largest FinTech company in the world.

Fletcher is one of the industry's most experienced CXOs and is passionate about teaching others how to move beyond their "skill set" into solving multi-million dollar problems for businesses.

Having been a partner at an independent agency, he learned first hand via acquisition negotiations, that proving you have a repeatable process for success was one of the main requirements for a higher valuation. So, he created a tool to help prove that.

Jauntboards has been alpha tested with over 100 users and brands.

Here are a few of our early-stage interviews that indicated we were onto something really powerful and unique.


Jauntboard Montage
Watch later
Share
Watch on YouTube
Nicole Ayres

We also have early indicators that Jauntboards could revolutionize the startup, VC, and M&A spaces. To test this, we'll be using our own product to build in public.

As people follow along, they'll be able to watch how we use our own tool to launch, scale, and justify the highest valuation possible. *Wink*. We'll use Jauntboards to scale – and to prove to a future buyer that success can be repeated. *And it will be the most meta thing we've ever done.*

Click to explore our jauntboard


Jauntboards
Bootstrapped Pre-Seed
Pre-Seed by Jauntboards
Business Setup
All the boring stuff you have to do to be legal, compliant, and accept funding.
Completed
Form a team
Completed
Hire an attorney
Completed
Establish a corporation
Completed
Set up bank account
Completed
Get insurance
Completed
Hire a tax accountant
Research
Understanding the problem we're trying to solve and if there's a market for it.
Completed
Define problem
Completed
Landscape Analysis
Completed
User Interviews
MVP
Functional prototype is developed and tested on a small scale.
Completed
Concepting
Completed
Service Blueprint


Completed
Marketing Site Wireframes

What is our revenue strategy and pricing structure?

While we've identified several paths to revenue, we'll be launching our beta with:

- **A typical freemium SaaS model.** Free to start with a PLG model that will move users into paid options as their business scales. $30/individual, $300/team, custom/organization. Even the free plan will generate revenue as users productize their boards (10% of revenue to Jauntboards).
- **Hourly consulting with our team.** During alpha testing, we learned that people were willing to pay money to have access to our team, as needed. While some people wanted consulting on how to do something really unique in their industry, others wanted assistance building out their own processes, especially if they're a "creative type." Therefore, we'll give the people what they want, make some money while we're doing it, and position ourselves to have a better product on the product and marketing needs from users moving forward.
- **Monthly retainer with our team.** This option is for businesses and brands who see value in the product, have a budget, and want access to our process experts, creative team, and marketers to build and distribute best-in-class Jauntboards.
- **Other potential paths to revenue are as follows:**


Paths to revenue
Revenue Strategy


Freemium / Monthly Subs.
Use free limited features and entice users to upgrade by offering premium features as incentives to subscribe.
Monthly Services Retainer
Offer access to a team of process experts, creatives, and marketers to build and market Jauntboards.
Affiliate Program
Leverage an audience actively seeking new revenue streams who have a strong incentive for our success.
Marketplace
There are multiple marketplaces worth testing, including a Process Marketplace and RFP Marketplace.
Certified Trainer Program
A program for process enthusiasts looking to turn their passion into a career (ie – Jauntboard expert).
Analytics Platform
An enterprise tier for a premium fee to access analytics, insights and annual reports.
*This is where we're starting.

A glance at the market

The TAM for the freelance economy is 1.5 trillion, while the TAM for the creator economy is 500 billion. This puts us at around 1.5-2 trillion of a total addressable market.

Current US stats:


Market Size
41M
Solopreneurs
50M
Creators
70.4M
Freelancers

Creator Market

The global creator economy is estimated to be worth 104.2 billion

At least 50 million people worldwide claim to be creators with about 500k doing it full time

66% of brand budgets increased this year to work with creators

The biggest creator platforms are social (ie – TikTok, YouTube, etc.) but there is a massive uptick in new creator platforms such as Substack, Beacons, Patreon, Cameo, and more.

Nearly 94% of creators consider themselves amateurs

Jauntboards

Freelance Market

73 million freelancers in US, 1.56 billion globally

1.4 trillion dollar economy in US

The global market for freelance platforms was $4.43 billion in 2022

The biggest freelance platform players are Upwork, Fiverr, Freelancer, and Toptal.

Upwork's revenue grew 205.75% from 2016-2022 (164.45m to 502.80m)

Google works with more freelancers than employees

Jauntboards

What is the future of work?

The way work will get done is forever changing. We can either sit back and let tech layoffs, AI, and corporate handcuffs slowly chip away at our happiness and livelihood. Or we can build something new – and something powerfully human – together

together.

We can choose to decentralize, collaborate, and create an entirely new economy sharing money and resources back and forth with each other.

As people take agency back over their lives, especially aligning their passions with how they make money, power and money shifts towards the individual.

This will change everything.

We want to be *the brand* that leads this change and makes it happen. And, more importantly, want to have influence on an entirely new workforce – and way of doing work – where we can inspire ideas like:

- **There's more than enough to go around (abundance)**
- **You may be independent, but you don't have to do it alone (collaboration)**
- **You don't have to hoard people or information (democratization)**
- **You are more than who you think you are, what you do, and the thing you built (consciousness)**

A note from the founders:

It wasn't many years ago when it was actually illegal for normal people (like us) to invest in tech.

We want to extend a major thank you to the Wefunder platform who fought the good fight and actually changed laws so anyone could invest – and reap the rewards of a successful exit. When we found you, we knew we had no other option than to fundraise on your platform. It's not just a good strategy – it's in complete alignment with why we're building this product in the first place.

And to those of you who are interested in investing, while we can't promise success or a 10x exit, you have our word that we will build this thing *with you, for*

you, and we will build it with our *entire heart*.

We believe we're a good bet. But ultimately, you get to decide that.

Thank you for your consideration – and your support.